EXHIBIT 99.1

CONTACT

Edward Wong, Financial Controller

011-852-2810-7205 or fc@chrb.com

FOR IMMEDIATE RELEASE

CHINA NATURAL RESOURCES RECEIVES $35 MILLION

PURCHASE PRICE FOR SHARES AND WARRANTS

HONG KONG, August 24, 2007 – CHINA NATURAL RESOURCES, INC. (NASDAQ: CHNR), a company based in the People’s Republic of China, today announced that it had completed the sale of $35 million in common shares and warrants to several non-U.S. investors.  The investors purchased a total of 2,187,500 units, each unit consisting of two common shares and one warrant to purchase one common share, for a purchase price of $16.00 per unit.  The warrants are exercisable at $10.00 per share for three years commencing August 24, 2008.

Among the investors is Rosetta Stone Capital Limited, a company owned and managed by Mr. Andy Xie Guozhong. Mr. Xie is an independent economist and financial advisor. He was the former chief economist of Morgan Stanley Dean Witter Asia. Mr. Xie was ranked as the number one economist in Asia between the years 2000 to 2005 by the Institutional Investors Magazine. He was also selected by CCTV, China’s largest national television network and the World Economic Forum in 2003 as one of the ten future economic leaders in China.

Mr. Xie commented, “Rosetta Stone Capital is very pleased to make this investment in China Natural Resources.  China's industrialization and urbanization continue to drive strong demand for non-ferrous metals.   We believe China's strong economic growth that underpins the global demand for non-ferrous metals will continue for the next two decades.  China 's mining sector is quite fragmented.  We believe China Natural Resources is in an excellent position to become a successful consolidator.  We look forward to a long-term partnership with the company and will support the company in its future capital needs.”

Mr. Feilie Li, the Company’s Chairman and CEO, commented, “We are extremely delighted to have Rosetta Stone Capital and the other investors as our long term partners. The new funds will enable the Company to capture opportunities that will help further accelerate its goal to achieve a leadership position in the mining industry in China. The new funds will also empower the Company to continue its rapid growth while enhancing its capabilities to acquire new mining assets and complementary operations.”

This press release includes forward-looking statements within the meaning of federal securities laws.  These forward-looking statements are based upon assumptions believed to be reliable, but involve risks and uncertainties that may cause actual results of operations to differ materially from the forward-looking statements.  Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are our intent, belief and current expectations as to business operations and operating results of the Company, uncertainties regarding the governmental, economic and political circumstances in the People’s Republic of China, risks and hazards associated with the Company’s mining activities, uncertainties associated with ore reserve estimates, uncertainties associated with metal price volatility, uncertainties associated with the Company’s reliance on third-party contractors and other risks detailed from time to time in the Company’s Securities and Exchange Commission filings. Although the Company’s management believes that the expectations reflected in forward-looking statements are reasonable, it can provide no assurance that such expectations will prove to be accurate.